Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

(In Millions)		Years Ended December 31,
	9 Months Ended September 30, 2008	2007	2006	2005	2004	2003

Consolidated pretax income from continuing operations	$122	$279	$328	$339	$366	$186

Fixed Charges (per below)	111	155	140	119	119	127

Interest Capitalized	(1)	(1)	—	—	—	—

Earnings	$232	$433	$468	$458	$485	$313

Interest and other financial charges	$108	$151	$138	$118	$118	$126

Interest portion of rental expense	3	4	2	1	1	1

Fixed Charges	$111	$155	$140	$119	$119	$127

Ratio of Earnings to Fixed Charges	2.1	2.8	3.3	3.8	4.1	2.5